SOUTHWESTERN RESOURCES CORP. NEWS RELEASE SOUTHWESTERN ANNOUNCES JOINT VENTURE ON ITS CRISTO DE LOS ANDES PROJECT, PERU

September 10, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company) is pleased to announce that it has entered into a settlement agreement to settle the class actions (the "Class Actions") commenced against the Company and others in British Columbia, Ontario and Quebec (the "Settlement").

Under the terms of the Settlement, the Company, its former President and CEO John Paterson, his wife Margaret Joan Paterson and their affiliates will pay an aggregate amount of $15.5 million (the "Settlement Payment") to the plaintiffs in the Class Actions (the "Class Members").  Class Members who do not opt out of the Settlement will provide full and final releases to the Company and others.

The Company currently estimates that its contribution to the Settlement Payment will be approximately $7.0 to $7.5 million.

The Settlement is subject to customary conditions including, among others, obtaining all necessary court approvals of the Settlement; the lifting of the Mareva Injunctions obtained by the Company against each of Mr. and Mrs. Paterson; and the lifting of certain 'freeze orders' instituted by the British Columbia Securities Commission.  The Company currently estimates that the process of obtaining all necessary court approval will take between three and six months.

Timo Jauristo, the President and CEO of the Company stated that: "The settlement of the Class Actions puts us in the position to pursue our exploration strategy and to demonstrate the significant value of our exploration portfolio in Peru, including our other investments.  After a very challenging period for our shareholders, employees and associates, we can now look forward and focus on the future. The Board of Directors and management of Southwestern would like to thank all those that have, and continue to support the Company."

William McCartney, the Chairman of the Special Committee of the Company's Board of Directors, commented that: "It has been a very difficult year.  The settlement of the Class Actions and the successful sale of Boka are important first steps towards rebuilding shareholder confidence.  We now look forward to focusing our time and energy on opportunities for growth and enhancing value for our shareholders.

David Black, Chairman of the Company's Board of Directors, further stated that: "Throughout this situation, the Board has endeavoured to demonstrate that it can respond effectively in a crisis, and it undertakes to maintain the highest standards of governance going forward."

ABOUT SOUTHWESTERN

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru in joint venture with Hochschild Mining plc. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

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Forward-looking Statements
Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.  In addition, there can be no assurances that the abovementioned settlements will be completed upon the terms described or at all or that other actions will not be commenced against the Company in relation to the same subject matter.

These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO
or
David Black, Chair of the Board
Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525